

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2015

Via E-mail
Colleen Brennan
Chief Financial Officer
Lime Energy Co.
16810 Kenton Drive, Suite 240
Huntersville, NC

> **Re: Lime Energy Co.**
> **Form PRE 14C**
> **Filed April 14, 2015**
> **File No. 1-16265**

Dear Ms. Brennan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure regarding your Agreement and Plan of Merger with Enerpath International Holding Company. Please revise your information statement to provide all of the information required by Item 14 of Schedule 14A. See Item 1 of Schedule 14C and Note A to Schedule 14A. Additionally, it appears that incorporation by reference is inappropriate for disclosure of information regarding EnerPath, including financial statements, as EnerPath does not appear to meet the requirements for use of Form S-3. Please see Note D and Item 14(e) of Schedule 14A and General Instruction C to Form S-4.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
        David C. Marley, Esq.
        Drinker Biddle & Reath LLP